PFM Multi-Manager Series Trust

One Keystone Plaza, Suite 300

North Front & Market Streets

Harrisburg, Pennsylvania 17101-2044

PFM Fund Distributors, Inc.

One Keystone Plaza, Suite 300

North Front & Market Streets

Harrisburg, Pennsylvania 17101-2044

December 28, 2017

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin

Re:	PFM Multi-Manager Series Trust (the “Registrant”)
File Nos. 333-220096 and 811-23282
Transmittal Letter and Request for Acceleration

Ladies and Gentlemen:

On behalf of the Registrant, please find transmitted herewith for filing via the EDGAR system Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment”) to the Registrant’s initial Registration Statement on Form N-1A, which was filed on August 22, 2017 (the “Registrant Statement”). Pursuant to Section 6(a) of the Securities Act of 1933, as amended (the “1933 Act”), and in accordance with Rule 472 thereunder, the Registrant is filing the Pre-Effective Amendment with the U.S. Securities and Exchange Commission (the “SEC”).

The Registrant is filing the Pre-Effective Amendment for the purpose of reflecting certain modifications to the disclosure contained in the Registrant’s prospectus and statement of additional information, as previously discussed with the Registrant’s SEC staff reviewer, Lisa N. Larkin, and to provide certain information that was not included in the Registration Statement. The Registrant’s responses to Ms. Larkin’s comments are discussed in letters dated December 7, 2017 and December 14, 2017, both of which were filed with the SEC via EDGAR on that date.

Additionally, pursuant to the requirements of Rule 461 under the 1933 Act, the undersigned officers of the Registrant and its principal underwriter, PFM Fund Distributors, Inc., respectfully request that the effectiveness of the Registrant’s Registration Statement, as amended by the Pre-Effective Amendment, be accelerated to Friday, December 29, 2017, or as soon as practicable thereafter. It is our understanding that Ms. Larkin has previously discussed the possible acceleration of the Registration Statement, as amended by the Pre-Effective Amendment, with Jonathan M. Kopcsik of Stradley Ronon Stevens & Young, LLP.

Filing Desk

U.S. Securities and Exchange Commission

Thank you for your prompt attention to the Pre-Effective Amendment and to the request for acceleration of the effective date of the Registration Statement. Please contact Mr. Kopcsik at (215) 564-8099 if you have any questions or need further information.

Sincerely yours,

/s/ Marty Margolis	/s/ John Spagnola
Name: Marty Margolis	Name: John Spagnola
Title: President	Title: President
PFM Fund Distributors, Inc.	PFM Multi-Manager Series Trust

cc:	Jonathan M. Kopcsik

Stradley Ronon Stevens & Young, LLP